

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

John C. Power
President and CEO
ATHENA SILVER CORP
2010A Harbison Dr., #312
Vacaville, CA 95687

> **Re: ATHENA SILVER CORP**
> **Preliminary Information Statement on Schedule 14A**
> **Filed November 12, 2020**
> **File No. 000-51808**

Dear Mr. Power:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement Filed November 12, 2020

Summary Information In Question and Answer Format
Why are the Shareholder Actions being Undertaken?, page 6

1. We note that the board has proposed to amend your Certificate of Incorporation to increase the number of shares of common stock so that it may issue 75 million shares pursuant to the Binding Letter of Intent and Option Agreement with Nubian Resources, Ltd. As such, it appears that you are required to provide the information required by Items 11, 13 and 14 of Schedule 14A. Please refer to Note A of Schedule 14A, which requires the disclosure required by Items 11, 13 and 14 because shareholder approval of an increase in shares authorized for issuance is related to an acquisition. Please include the required disclosure with respect to both the 50 million shares to be issued to Nubian Resources as well as the 25 million shares that you indicate on page 11 will be issued in a private offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing